January 24, 2024

Mr. Austin Pattan

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Golden Matrix Group, Inc.
Preliminary Proxy Statement on Schedule 14A Filed October 20, 2023 File No. 001-41326

Dear Mr. Pattan:

On behalf of Golden Matrix Group, Inc. (the “Company”), we hereby submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2023, with respect to the Company’s preliminary proxy statement on Schedule 14A, File No. 001-41326, filed with the Commission on October 20, 2023.

The Company is concurrently filing with this letter Amendment No. 1 to the preliminary proxy statement on Schedule 14A via Edgar (“Amendment No. 1”). These amendments reflect responses to your comments, as indicated below.

For your convenience, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed October 20, 2023

Independent Auditor's Report, page F-28

1. Please address the following as it relates to the Independent Auditor’s report for Meridian Tech d.o.o Group (Meridianbet Group’s):

•	Revise to include an opinion on Meridianbet Group’s financial statements at, and for the year ended, December 31, 2021.

•

Confirm that the financial statements were audited in accordance with U.S. generally accepted audited standards (U.S. GAAS) and revise the reference to International Standards on Auditing to instead refer to U.S. GAAS.

•	Clarify if the reference to a “true and fair” view has the same meaning as “presents fairly” and revise the opinion to replace the true and fair reference.

•

Revise to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or provide a reconciliation from IFRS to U.S. GAAP in the financial statement footnotes.

RESPONSE: Meridianbet Group has changed its independent auditor from Crowe RS Advisory d.o.o. (“Crowe”), to the Company’s independent auditing firm, M&K CPAs, PLLC (“M&K CPAs”), and M&K CPAs has re-audited the financial statements of Meridianbet Group as of December 31, 2022 and 2021, and for the years then ended, in accordance with generally accepted accounting principles (GAAP).

Amendment No. 1 includes the re-audited Meridianbet Group financial statements, as well as reviewed financial statements for the three and nine months ended September 30, 2023 and 2022 for Meridianbet Group. Also included in Amendment No. 1, is the opinion of M&K CPAs on Meridianbet Group’s financial statements for the years ended December 31, 2022 and 2021. The opinion also makes it clear that the financial statements were audited in accordance with GAAP.

Due to the fact that the Meridianbet Group financial statements have been re-audited in accordance with GAAP, instead of IFRS, we believe that the remaining comments have been fully addressed and are no longer relevant.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (832) 930-6432.

Sincerely,

/s/ David M. Loev
David M. Loev Managing Partner